Exhibit 99.2

January 5, 2011

James C. Dyer
Blueknight Energy Partners, G.P., L.L.C.
c/o Vitol Inc.
1100 Louisiana Street
Suite 5500
Houston, TX 77002-5255

Dear Mr. Dyer:

We have reviewed the Global Transaction Agreement (“GTA”) that Vitol executed with Blueknight Energy Partners, L.P. (“BKEP,” “Blueknight” or the “Partnership”).  We have also monitored the Schedule 13D filings and your subsequent correspondence with MSD Capital, L.P.  Although we are disappointed with the GTA and believe that it violates the intent of fair dealings set forth in the Partnership Agreement, we are encouraged that you are willing to consider modifications in order to better align the long-term interests of all stakeholders of the Partnership.

We believe there are several modifications that should be made to the GTA that will better address the current economic rights of limited partners as well as establish a more mutually beneficial relationship between the partners for the benefit of the Partnership as a whole.  Set forth below are our key areas of concern, along with proposed modifications that we strongly urge you to consider.

Common Unit Arrearage Exchange. As you are aware, the Partnership, formerly known as SemGroup Energy Partners, L.P., filed for its initial public offering in July 2007.  As part of the initial public offering, half of the limited partner interests were classified as subordinated units.  The Partnership was structured this way so that the common unitholders would be protected and receive preferential treatment in case the General Partner could not pay the minimum quarterly distribution (“MQD”) to all common unitholders.  In the event that no distributions are paid, the common unitholders accrue arrearages while the subordinated unitholders do not.  In return for the subordination of these units, the General Partner is allowed to receive incentive distribution rights (“IDRs”) on future distributions.  The subordination of units in exchange for IDRs by the General Partner is a core tenet of the traditional MLP partnership agreement and promotes the alignment of interests between all stakeholders.

With the proposed GTA, we believe Vitol has broken this critical tenet of alignment of interests.  The arrearages for BKEP currently total almost $75 million, or approximately $3.44 per common unit.  Based on the Partnership Agreement, these arrearages to the common unitholders must be paid before any distributions can be paid to the subordinated unitholders or IDRs can be paid to the General Partner.  We believe it is egregious that the current GTA proposes that common unitholders receive 23% of their entitled arrearages while the subordinated units retain 100% of their value.  Additionally, we believe that issuing higher cost equity (Series A Preferred Units) that ultimately dilutes current common unitholders in order to pay a cash distribution is not in the best interest of common unitholders.

In summary, Vitol is unfairly structuring the GTA against the common unitholders by reducing the arrearages owed to common unitholders by 77%, maintaining full value for its subordinated units, and then effectively subordinating the common unitholders with Series A Preferred Units.

Our proposed modification.  We recognize management’s claim that the Partnership was negatively affected both financially and operationally as a result of the SemGroup (”Parent”) bankruptcy and as a result, the ability of the Partnership to generate adequate cash flow to repay the arrearages in full is unlikely in the short to intermediate term.  For these reasons, we propose that the common unitholders completely forgive the arrearages in exchange for the retirement and complete cancellation of all subordinated units.  This would alleviate the need for the Partnership to raise an additional 2.615 million of Series A Preferred Units, further diluting common unitholders with an expensive and above-market senior tranche of equity.

Restructuring of MQD and IDRs.  Due to the significant loss of gathering and transportation revenues resulting from the Parent bankruptcy, we unfortunately agree that a lowering of the MQD to a sustainable level makes the most sense for the Partnership.  However, we also trust that management will be successful in their goal of increasing distributable cash flow at the Partnership, ultimately resulting in an increase in distributions.

The GTA currently lowers the MQD to 9 cents and resets the IDR target levels to 15%, 25% and 50% above the MQD.  This results in the General Partner receiving 50% of incremental cash distributions with only a 4.5 cent increase in the quarterly distribution.

Given that we are willing to give substantial concessions as significant common unitholders in order to improve the current financial stability of the Partnership, we strongly believe we should be able to participate in the future growth of the company.  The proposed IDR structure in the GTA does not adequately provide for this.

Our proposed modification.  Per the initial Partnership Agreement, common unitholders agreed to allow the General Partner to participate in increasing percentages of the distributable cash flow at approximately 4.7 cent, 7.8 cent and 15.6 cent increases from the then 31.25 cent MQD.  We are proposing that you allow the common unitholders to retain the same absolute dollar amount tiers agreed to in the initial Partnership Agreement.  This would result in the General Partner receiving 15%, 25% and 50% of cash flows above the quarterly target distribution levels of approximately 13.7 cents, 16.8 cents and 24.6 cents, respectively.  We believe this is fair and consistent with the original IDR target levels agreed to in the Partnership Agreement on an absolute dollar basis.

Series A Preferred Unit Conversion.  We believe that the implied cost of equity from the capital infusions to BKEP as a result of the GTA are egregious on their own accord.  The preferred shares, which were issued at a near 30% discount to the then market price of BKEP, include a conversion price cap of $6.50 per unit, carry a shockingly high 11% annual interest rate post 2011 (potentially going to 17.5%), and receive preferential status in the event of a liquidation.

Our proposed modification.  We strongly believe that Series A Preferred unitholders are already being more than adequately compensated for their capital infusion, and are confident that a better deal could have been negotiated in the public markets.  For these reasons, we strongly suggest that the GTA be changed so that the maximum conversion price of $6.50 for Series A Preferred Units is removed.  Additionally, we believe that the conversion price should be set closer to the $9.00 market price as of October 25, 2010 (the pre-announcement date of the GTA).  Lastly, based on the terms of recent private placements in the MLP market and considering the current business profile of BKEP, we believe that an annual interest rate of 8.5% for Series A Preferred Units post 2011 represents a fair rate of return for the senior tranche of equity in the Partnership.

Conclusion.  As long-term MLP investors, we cannot overemphasize the importance of building a cooperative long-term relationship between the limited partners and the general partner.  For Vitol to achieve full value for its General Partner interest, it will need to grow the Partnership, which will almost certainly require access to the public markets in the future.  The aggressiveness of the GTA would make it nearly impossible for us (and likely other investors) to consider future investments given the harm to common unitholders.  Vitol and Charlesbank Capital Partners have sought to enrich the value of their General Partner interest by unfairly structuring every component of the GTA against the interests of limited partners, including the violation of contractual obligations to the limited partners as well as the injection of a senior tranche of equity at commercially unreasonable terms.

In our discussion with you and your advisors in our offices on Tuesday, November 23rd, you defended the GTA and explained that the terms were required by Vitol for it to achieve a satisfactory return on its total investment because of what was originally paid for the General

Partner interest and subordinated units.  Unfortunately, as investors in the common units, we were not allowed this “do-over.”

As discussed above, we believe there are several key components of the GTA that need to be addressed for the betterment of the Partnership as a whole.  First, a proposed buyout for the arrearages of 23 cents on the dollar with no concurrent economic impact to the subordinated units violates a core tenet of the Partnership Agreement.  Second, the current IDR structure furthers penalizes common unitholders by unfairly directing a substantial amount of future cash flow growth to the General Partner.  Lastly, we believe that the Series A Preferred Unit terms are not at current market levels.

While we disagree with many of the transactions proposed in the GTA, we believe that the modifications detailed above will significantly help to align the interests of the General Partner and the common unitholders, and provide for increased trust between the stakeholders for the ultimate success of the Partnership as a whole.  We strongly urge you to consider our proposed modifications in order to rectify the GTA.  Please respond with your intentions by no later than January 14th, 2010.

Best Regards,

/s/ Jerry Swank
Jerry Swank
Founder and Managing Partner
Swank Capital, LLC